Exhibit 99.1

Hello everyone,

My name is Max Howard and I am the Transaction Manager on the Masterworks acquisitions team.

We are excited to present our first offering by the young contemporary American artist, Avery Singer.

Known for exploring the intersections of fine art and the digital world, Singer uses 3D modeling software to create complex compositions that reference different stylistic movements, such as Surrealism and Cubism.

In the wake of Singer’s exhibition at the Venice Biennale in 2019 and joining Hauser & Wirth a year later, the artist’s secondary market has seen accelerated and robust growth. As of February 2023, her top ten price records at auction have all been set since May 2021.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 10 examples of Singer’s work from around the world, with a number of works priced in excess of $1 million.

The untitled painting was executed in 2017 and belongs to a series of seven works created by the artist. The painting is Singer’s interpretation of a floral still life executed in her signature style using modeling software.

As of February 2023, only two examples from the same series as the Painting have sold at auction. “Untitled (Saturday Night)” (2017), which is smaller than the Painting, sold for under $600,000 at Sotheby’s, New York in November of 2018, selling almost two times its presale estimate of $200,000 to $300,000, and “Untitled (Tuesday)” (2017), which is the same size as the Painting, sold for $4.5 million at Christie’s, Hong Kong in December of 2021 and is currently Singer’s second top price record.

Examples similar in scale and execution to the Painting have sold at auction in excess of $2.9 million and include: “The Great Muses” (2013), which sold for just under $3 million at Christie’s, Hong Kong in November of 2022, and “Dancers Around an Effigy To Modernism” (2013), which sold for $3.1 million at Christie’s, Hong Kong in May of 2021.

Between May 2018 to November 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 40.7%. Between October 2017 to September 2022, the record auction price for Singer’s works has grown at a compound annualized rate of 173.1%.